June 23, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Titan Medical Inc. Registration Statement on Form F-1 (File No. 333-238830)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced registration statement be accelerated so that the same will become effective on June 25, 2020 at 3:00 p.m. Eastern Time, or as soon thereafter as is practicable.

Very truly yours,

Titan Medical Inc.

By:	/s/ Stephen Randall
Name: Stephen Randall
Title: Chief Financial Officer

cc: Richard Raymer (Dorsey & Whitney LLP)